FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULES 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

QUARTERLY REPORT

FOR THE PERIOD ENDED:  July 31, 2004

Commission File No. 000-18343

WORLD VENTURES INC.

(Registrant’s Name)

102 Piper Crescent

Nanaimo, British Columbia, Canada V9T 3G3

(Address of principal executive office)

Tel: (250) 756-0291

(Registrant’s telephone number including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]      Form 40-F   [  ]

WORLD VENTURES INC.

THIRD QUARTER REPORT

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED JULY 31, 2004

PREPARED BY MANAGEMENT – UNAUDITED

CONTENTS	PAGE
CONSOLIDATED BALANCE SHEET	1
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT	2
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION	3
NOTES TO FINANCIAL STATEMENTS:	4-11
- Note 1. Operations	4
- Note 2. Going Concern	4
- Note 3. Basis of Presentation	4
- Note 4. Charge of Assets	4
- Note 5. Significant Accounting Policies	4-5
- Note 6. Financial Instruments	6
- Note 7. Realization of Assets	6
- Note 8. Property and Equipment	6-7
- Note 9. Resource Properties	7-9
- Note 10. Loan Payable to Premanco Industries	9
- Note 11. Long-Term Debt	9
- Note 12. Capital Stock	10-11
- Note 13. Related Party Transactions	11
- Note 14. Comparative Figures	11
MANAGEMENT’S DISCUSSION AND ANALYSIS	12-14
SIGNATURES	15
OFFICER CERTIFICATES	16-17
EXHIBITS	18-20

REPORTING CURRENCY, FINANCIAL INFORMATION

Monetary amounts in this Form 6-K are stated in Canadian dollars (Cdn $) except where specifically stated otherwise.  Financial information is presented in accordance with accounting principles generally accepted in Canada (“GAAP”).  References to “we”, “our” and “us” mean World Ventures Inc., its predecessors, or any one or more of them, as the context requires.

WORLD VENTURES INC.

CONSOLIDATED BALANCE SHEETS

For nine month period ending July 31, 2004

	9 month period ended 07/31/04	As of year ended 10/31/03
ASSETS
Cash	$37,548	$28,984
Accounts Receivable	5,990	2,555
Due from Related Party (note 13)	0	0
	43,538	31,539
Property and Equipment (note 8)	3,272	3,272
Resource Properties (note 9)	153,683	69,644
TOTAL ASSETS	$200,493	$104,455
LIABILITIES
Accounts Payable	$305,374	$328,268
Due to Shareholders	0	0
Loan Payable to Premanco (note 10)	0	0
Long-term Debt (note 11)	0	0
TOTAL LIABILITIES	305,374	328,268
SHAREHOLDERS’ EQUITY
Authorized: 50,000,000 common shares Issued: 11,832,154 at 07/31/04
Capital Stock (note 12)	7,062,373	6,854,873
Deficit	(7,167,254)	(7,078,686)
	(104,881)	(223,813)
TOTAL LIABILITIES AND EQUITY	$200,493	$104,455

Approved by directors:

      “Raynerd B. Carson”                        Director

      “Gary Van Norman”                         Director

WORLD VENTURES INC.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

For nine month period ending July 31, 2004

	9 month period ended 07/31/04	9 month period ended 07/31/03	3 months period May 1-July 31 2004	3 month period May 1-July 31 2003
REVENUE
Revenue	$0	$0	$0	$0
Interest Revenue	3	0	1	0
	3	0	1	0
EXPENSES
Office Administration	9,486	6,000	1,565	2,000
Consulting Fees	0	0	0	0
Accounting & Legal	3,910	2,000	0	0
Regulatory & Transfer Agent Fees	11,278	5,687	1,239	1,814
Rent	9,000	9,000	3,000	3,000
Public Relations & Advertising	45,052	7,612	9,578	5,412
Office & Sundry	1,537	834	69	754
Telephone & Fax	2,487	1,473	493	665
Printing, Postage & Courier	518	701	95	701
Computer & Internet	1,516	1,494	855	1,345
Interest & Bank Charges	5,115	1,559	2,072	313
Vehicle & Fuel	180	338	71	308
Costa Rica Project	0	2,416	0	2,416
Gladiator	5,549	0	0	0
Lapon Property	78,491	17,593	12,739	7,156
Salmo Operations	0	889	0	329
	(174,119)	(57,596)	(31,776)	(26,213)
Invested Properties	84,040	17,593	12,739	7,156
Net (Loss) for the period	(90,079)	(40,003)	(19,037)	(19,057)
Deficit – Beginning of Period	(7,077,175)	(7,319,290)	(7,148,217)	(7,340,236)
Deficit – End of Period	$(7,167,254)	$(7,359,293)	$(7,167,254)	$(7,359,293)
Gain (Loss) per share for period	$0.00	$0.00	$0.00	$0.00

WORLD VENTURES INC.

CONSOLIDATED STATEMENTS OF CHANGES OF FINANCIAL POSITION

For nine month period ending July 31, 2004

	9 months ended 07/31/04	9 months ended 07/31/03	3 months May1-July 31 2004	3 months May1-July 31 2003
OPERATING ACTIVITIES
Net (Loss) for the period	$(90,079)	$(40,003)	$(19,039)	$(19,057)
Change in non-cash working capital	(24,817)	(45,458)	5,571	4,814
	(114,896)	(85,461)	(13,468)	(14,243)

INVESTING ACTIVITIES
Expenditures relative to properties	(84,040)	(17,593)	(12,739)	(7,156)
Payments on fixed assets & deferred costs	0	0	0	0
Sale of fixed assets	0	0	0	0
	(84,040)	(17,593)	(12,739)	(7,156)

FINANCING ACTIVITIES
Advances from Shareholder	0	51,947	0	0
Investor	0	65,090	0	0
Private Placement	0	0	0	0
Capital Stock Issued	12,500	0	0	0
Exercise of Warrants	195,000	0	0	0
	207,500	117,037	0	0
Increase (decrease) in cash – during period	8,564	13,983	26,207	(21,399)
Cash position – beginning of period	28,984	800	63,755	36,182
Cash position – end of period	$37,548	$14,783	$37,548	$14,783

WORLD VENTURES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.

OPERATIONS

The Company was incorporated under the laws of the province of British Columbia, Canada and its principal business activities include exploration of natural resource properties.

2.

GOING CONCERN

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The Company has incurred significant operating losses with an accumulated deficit of $7,167,254 and at July 31, 2004 had a working capital deficiency (an excess of current liabilities over current assets) of $261,836.  The Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive co-operation from its creditors and achieve sufficient cash flows to cover obligations and expenses.  The outcome of these matters cannot be predicted at this time.  These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern.

The Company currently has some long outstanding amounts owed to debtors, which have gone to collection agencies.  The Company owes the British Columbia government for corporation capital tax, which has interest accruing on a monthly basis.  The Company is in discussion with the Government to work out a repayment plan for the debt.  The repurchase of shares as mentioned in note 13(f) is still incomplete.

3.

BASIS OF PRESENTATION

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America.  The significant differences and the approximate related effect on the financial statements are set forth in Note 16.

4.

CHARGE ON ASSETS

A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $74,000, including interest as at October 31, 2003.

5.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These financial statements include the accounts of World Ventures Inc. and its wholly owned subsidiary World Ventures (Nevada) Inc.  All significant inter-company balances and transactions have been eliminated.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from estimates and would impact future results of operations and cash flows.

WORLD VENTURES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Fixed assets

H.B. Mill and land are recorded at original cost less write downs to a net amount of $0 (2002 - $0; 2001 - $480,563) based on management's best estimate of the net recoverable amount, which reflects the value of the first charge against the property (notes 4 and 8).  Direct net expenditures incurred on the H.B. Mill are deferred in the accounts.  No amortization has been charged on H.B. Mill, as the asset is not in production.

Property and equipment are recorded at cost.

Depreciation of machinery, equipment and automobiles is calculated at 20% per annum using the declining-balance method.

(d)

Investments in and expenditures on resource properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon, including interest, are deferred in the accounts.  When production is attained these costs will be amortized.  When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated net realizable value.  Costs relating to properties abandoned are written-off when the decision to abandon is made.

(e)

Stock-based compensation plans

Effective January 2002, the Company adopted the new Canadian Institute of Chartered Accountants Handbook recommendations in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(f)

Net earnings (loss) per share

Net earnings (loss) per share computations are based on the weighted average number of common shares outstanding during the year.  Common share equivalents consisting of stock options are not considered in the computation for the 2002 and 2001 year ends because their effect would be anti-dilutive.

(g)

Foreign currency transactions

Foreign currency transactions are translated into Canadian dollars at the rate of exchange on the transaction date.  Gains and losses arising from translation of foreign currency are included in operations together with related expenses.

WORLD VENTURES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.

FINANCIAL INSTRUMENTS

(i)

Fair value

The carrying values of cash, accounts receivable and accounts payable approximate their fair values because of the short maturity of these financial instruments.

(ii)

Interest risk

The Company is not exposed to interest risk due to the short-term nature of its monetary assets and liabilities.

(iii)

Credit risk

The Company is exposed to credit risk that arises from the possibility that its debtors may experience financial difficulty and be unable to fulfil their obligations.

(iv)

Translation risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

7.

REALIZATION OF ASSETS

The investment in and expenditures on resource properties comprise substantially all of the Company's assets.  Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

8.

PROPERTIES AND EQUIPMENT

		2003
		Accumulated
	Cost	Depreciation	Net
Automobiles	$17,219	$16,451	$768
Machinery	5,671	3,929	1,742
Equipment	907	205	762
	$23,797	$20,585	$3,272

		2002
		Accumulated
	Cost	Depreciation	Net
H.B. Mill and land (note 11)	$0	$0	$0
Automobiles	17,219	16,259	960
Machinery	5,671	3,493	2,178
Equipment	334	94	240
	$23,224	$19,846	$3,378

WORLD VENTURES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.

PROPERTIES AND EQUIPMENT (Continued)

On December 1, 2001, the Company forfeited the H.B. Mill property to the Province of British Columbia for non-payment of taxes.  Although the Company no longer owns the property, the Company may regain ownership by paying all delinquent taxes, penalties, interest, fees and costs incurred by the Province in administering the property.  The Company had until November 30, 2002 to regain the ownership of the property.  As of March 12, 2004, the Company had not and have no intention to regain ownership of the property.  As a result during 2002, H.B. Mill and land was written down to nil due to complete forfeiture of the property to the Province of British Columbia.

9.

RESOURCE PROPERTIES

	Guanacaste	Pan-Oro	Lapon	Gladiator	Totals
Balance, October 31, 2002	$393,280	$1	$26,576	$0	$419,857
Legal	0	0	6,975	0	6,975
Lease and supplies	2,217	0	28,591	0	30,808
Write down of resource
Properties	(395,496)	0	0	0	(395,496)
Geological	0	0	7,500	0	7,500
	(393,279)	0	43,066	0	(350,213)
Balance, October 31, 2003	1	1	69,642	0	69,644
Property taxes				5,549	5,549
Lease and supplies	0	0	47,695	0	47,695
Legal	0	0	2,470	0	2,470
Consulting	0	0	16,500	0	16,500
Geological	0	0	11,826	0	11,826
	0	0	78,491	5,549	84,040
Balance, July 31, 2004	$1	$1	$148,132	$5,549	$153,683

(a)

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US$100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production.

Finder’s fees of $22,500 have been included in the cost of resource properties.

The Company wrote down the property during the 2003 year and is holding the rights for future use.

WORLD VENTURES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.

RESOURCE PROPERTIES (Continued)

(a)

Lapon Canyon, Nevada

The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property").  The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property.  Upon commencing production of valuable minerals from the property, the Company will pay Potts a royalty on production equal to 4% of net smelter returns.

Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002.  Commencing July 6, 2002, royalty payments are payable as follows:

Payment Period

Amount of Monthly Payment

$ US

(i)

July 6, 2002 through February 6, 2003 (paid)

                 $ 1,000

(ii)

March 6, 2003 through November 6, 2003 (paid)

1,500

(iii)

December 6, 2003 through August 6, 2004(paid)

2,000

(iv)

September 6, 2004 through May 4, 2005

2,500

(v)

June 6, 2005 through February 6, 2006

3,000

(vi)

March 6, 2006 through November 6, 2007

3,500

(vii)

December 6, 2007 through August 6, 2008

4,000

(viii)

September 6, 2008 through the 6th day of

each month thereafter

4,500

Potts granted the Company the exclusive right and option to purchase the Property for $US-1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease.  Upon exercise of this option by the Company, Potts will transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

As at July 31, 2004, the Company had completed all royalty payments up to and including making the September 6, 2004 payment.

On July 31st, 2004 the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program on the Lapon Canyon gold project.

The Company received approval from the Regional Office of The Bureau of Land Management on September 16th, 2004. The Company is required to post a reclaimation bond in the amount of $2,500 US.

(b)

Pan-Oro, Panama

During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company still retains the right to resume exploration on this property.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at April 30, 2004, the Company is not actively exploring this property and will hold it for future development.

WORLD VENTURES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.

RESOURCE PROPERTIES (Continued)

(d)

Triton, Ontario

The Company has during the current period acquired an additional 50% interest for a total of 100% interest in certain mineral claims located in MacMurchy Township of the Larder Lake Mining Division, Ontario subject to a 1% royalty (NSR) payable to Teck-Cominco Limited. The Company has entered into a letter of intent with Starfire Minerals Inc. to explore the Company’s Triton property.

Starfire Minerals Inc. will expend $500,000 over a period of five years to earn a 50% interest in the Triton property. In addition, the Company will receive 200,000 common shares of Starfire Minerals Inc. upon finalization of an agreement.

Starfire Minerals Inc. informed the Company subsequent to April 30th, 2004 that they are actively exploring this property. Starfire Minerals Inc. further informed the company that approximately 800 acres of mining claims have been added to the Triton property.

The Company and Starfire Minerals Inc. have a common director. During 1997, the Company wrote off the cost of its interest in this property

(e)

Gladiator, Arizona

The Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation.  Nor-Quest Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

The option is exercisable until January 14, 2002, for consideration of four million common shares.  As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed $4,000 US dollars.  During 2001, the Company decided to abandon its interest and wrote-off its investment in this property. The Company has paid the outstanding taxes in the current period of $5,549.

10.

LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged, without the permission of Premanco, approximately 20,000 cubic meters or more of timber from certain properties.  The Company has defended the claim and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

The lawsuit was settled during 1998.  The Company is liable for unjust enrichment of $450,000.  Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property and a security agreement over all equipment and chattels at the H.B. Mill Program, with interest at prime plus 2%, due October 31, 2000.  The loan is now in default as the balance has not been paid pursuant to the terms of the settlement.  Interest has been accrued on the loan up to October 31, 2002.

The Company, on the basis of a legal opinion has written off the debt owed to Premanco.  The H.B. Mill property has now reverted to the province of British Columbia.  Premanco had recourse against the Company by way of a charge on the H.B. Mill Property.

11.

LONG-TERM DEBT

This loan was to be repaid with the royalties form the H.B. Mill.  As the Company no longer has title to the property a mutual agreement has been reached to terminate any and all obligations between the two companies.

WORLD VENTURES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.

CAPITAL STOCK

(a)

Authorized

 50,000,000    Common shares without par value

(b)

Issued

	Number
	of Shares	Amount

Balance, October 31, 2002	8,982,154	$6,704,873
Issued as settlement of debt	1,500,000	150,000
Balance, October 31, 2003	10,482,154	6,854,873

Issued as settlement of debt	1,350,000	207,500

Balance, July 31, 2004	11,832,154	$7,062,373

During the current period, the Company issued 1,300,000 at a price of $.15 per share to settle $195,000 of debt to a significant shareholder.

During the current period, the Company issued 50,000 at a price of $.25 per share for $12,500 to an employee of the company pursuant to an employee stock option.

During 2003, the Company issued 1,500,000 shares at a price of $0.10 per share to settle $150,000 of debt to a significant shareholder.

During 2002, the Company issued 1,500,000 shares at a price of $0.10 per share to settle $150,000 of debt to a significant shareholder.

(c)

The following table summarizes the Company's stock option activity for the years ended October 31, 2003, 2002 and 2001:

Weighted
		Exercise	Average
	Number	Price	Exercise
	of Shares	Per Share	Price

Balance, outstanding and exercisable
October 31, 2003, 2002 and 2001	550,000	$ 0.25	$ 0.25

(d)

Stock options outstanding to directors and employees as at October 31, 2003 and 2002 were as follows:

	Exercise	Number of Shares
Expiry Date	Price	2003	2002

May 8, 2005	$ 0.25	550,000	550,000

WORLD VENTURES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.

CAPITAL STOCK (Continued)

(e)

Share purchase warrants outstanding and exercisable as at April 30, 2004 and October 31, 2003 were as follows:

		Number of Shares
Expiry Date	Exercise Price	2004	2003

April 19, 2005	$ 0.15	1,500,000	1,500,000

The warrants were attached to the private placement shares issued during 2003.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price.

(f)

Pursuant to a court judgement dated November 8, 2002, the Company is required to redeem 300,000 shares at a price of $0.20 per share from a creditor.  Interest is to be charged at 4% per annum.  As of March 12, 2004, the 300,000 shares have not been redeemed, but have been reclassified to accounts payable (note 13(b)).

13.

RELATED PARTY TRANSACTIONS

(a)

Services provided by directors or parties related to directors:

	2004	2003	2002

Rent	$9,000	$12,000	$12,000

(a)

Accounts receivables includes $665 due from a director (2002- $665)

(b)

Accounts payable includes $0 (2003-$15,437) due to individual related to the President of the Company.

14.

COMPARATIVE FIGURES

Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter’s presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.

World Ventures Inc.

(the “Company’)

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR

THE PERIOD ENDED JULY 31, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the financial statements of the Company and the related notes thereto.

Description of Business

The Company (formerly Nu-Dawn Resources Inc.) was incorporated on October 3, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia. Since its formation, the Company has been engaged primarily in the acquisition and exploration of mineral properties. World Ventures Inc. has no source of income and therefore the Company is fully dependent on equity financing or joint venture partnerships to further its projects. Most of the Company’s expenditures will be directed to the Triton and Lapon Canyon projects in 2004.

Triton Property

The Company held a 50% interest in a joint-venture basis with Greater Temagami Mines Ltd., an unaffiliated corporation, in five unsurveyed mining claims in the Shiningtree area of the Larder Lake mining division, Ontario, Canada. In the current period the Company acquired an additional 50% interest in the Triton property from Temagami Mines Ltd., subject to a 1% royalty payable to Teck-Cominco Limited. Subsequently, World Ventures Inc., entered into a letter of intent with Starfire Minerals Inc., whereby Starfire can earn a 50% interest in the Triton Property by providing exploration expenditures of $500,000 over a five-year period. Under this agreement World Ventures Inc. does not have to commit any funds to this project until Starfire Minerals Inc. earns a 50% interest. In addition, World Ventures Inc. will receive 200,000 common shares of Starfire Minerals Inc. upon finalization of an agreement.

Starfire Minerals Inc. informed the Company that they have carried out a ground magnetometer and electromagnetic survey on the Triton property subsequent to April 30th, 2004. Starfire Minerals Inc. further advises the Company that approximately 800 acres of mining claims have been added to the Triton property.

Lapon Canyon, Nevada

The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property"). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company shall pay Potts a royalty on production equal to 4% of net smelter returns.

Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Commencing July 6, 2002, royalty payments are payable as follows:

Payment Period

Amount Monthly US$

(i)

July 6, 2002 through February 6, 2003

$ 1,000

(ii)

March 6, 2003 through November 6, 2003

$ 1,500

(iii)

December 6, 2003 through August 6, 2004

$ 2,000

(iv)

September 6, 2004 through May 4, 2005

$ 2,500

(v)

June 6, 2005 through February 6, 2006

$ 3,000

(vi)

March 6, 2006 through November 6, 2007

$ 3,500

(vii)

December 6, 2007 through August 6, 2008

$ 4,000

(i)

September 6, 2008 through the 6th day of each

 month thereafter

$ 4,500

Potts granted the Company the exclusive right and option to purchase the Property for US$ 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

J. H. Montgomery, Ph.D., P. Eng. and N. Barr, B. Sc., the Company’s Consultants recommend that a US$ 1 million dollar exploration program be carried out on the Company’s Lapon Canyon gold project that is located in Mineral County, Nevada.

On July 31st, 2004 the Company applied to the Regional Office of The Bureau of Land Management

for permits to carry out its exploration program on the Lapon Canyon gold project.

The Company received approval from the Regional Office of The Bureau of Land Management on

September 16th, 2004. The Company is required to post a reclaimation bond in the amount of $2,500 US.

Discussion of Operations and Financial Condition

Period Ended July 31, 2004 Compared to Years Ended October 31, 2003 and October 31, 2002.

Financial results for the current period of 2004 are reflective on the renewed activity of the Company with a net loss of $90,079. Net losses increased from  $287,656 in 2001 to $643,590 in 2002. The significant change for 2003 net income of  $240,604, compared to 2002 and 2001 was the result of reduction loan payables and long-term debts. Though expenses are comparative across all categories, interest decreased from $73,109 in 2001, $60,231 in 2002 and $10,981 in 2003 and decrease to $5,115 in the current period. Professional fees decreased from $30,578 in 2001, $29,017 in 2002, and $13,994 in 2003 to $3,910 in the current period. Also reflective of renewed activity were increases in Travel and promotion, Accounting and administration and Office and sundry. Travel and promotion increased from $10,790 in 2001, $7,915 in 2002,and $12,893 in 2003 to $22,177 for the current period.  Office and sundry increased from $1,101 in 2002, $5,739 in 2003 and decrease to $1,537 for the period. During the period 16,500 were paid and in 2003 no Consulting fees and Corporate capital tax were paid. Consulting fees paid were  $204 in 2002 and $75,000 in 2001. Corporate capital tax paid was $2,530.  Revenues remained unchanged at $0 in both 2003 and 2002 consistent with the current period, reflective of the nature of a mining exploration company.

In 2003, the Company realized extraordinary gains through the write off of debts that had been carried as Loan payable and Long-Term debts. A total of $721,772 was written off during the year.

Reflective of the revitalization efforts, the Company’s interest in Resources Properties increased  $0 in 2001 and $26,576 in 2002, $43,066 in 2003 and $84,040 in the current period. During 2003, $393,279 was written off as result of Company’s inactivity of the acquired Resource Property.

During the current period ended July 31, 2004, as compared to the October 31, 2003 fiscal year, current assets of the Company increased to $43,583 from $31,539 in 2003. Accounts payables decreased from $353,931 in 2002, $328,268 in 2003 and $305,374 in the current period.

During the current period the Company issued 1,300,000 Common Shares pursuant to a private placement warrant purchase option at a price of $.15 per unit. The Company issued 50,000 Common Shares pursuant to an employee stock option at a price of $.25 per unit. During 2003 the Company issued 1,500,000 Common Shares pursuant to a private placement warrant purchase option at a price of $.10 per unit. Compared to 2002 the Company issued 1,500,000 Common shares pursuant to a private placement warrants purchase option at a price of $.10 per unit.

As at July 31, 2004 the Company reported a working capital deficiency of $261,836. The net working capital is not sufficient for the Company’s present requirements. The Company proposes to meet any further working capital requirements through equity financings.

Please also refer to the notes to the financial statements for further details

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

WORLD VENTURES INC.

By:

/s/ Raynerd B. Carson

Raynerd B. Carson

President (Chief Executive Officer)

By:

/s/ Stewart A. Jackson

Stewart A. Jackson

Vice President (Chief Financial Officer)

Date:

 September 28, 2004